CUSIP No. 21871D103	SCHEDULE 13D	Page 1 of 18 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
CoreLogic, Inc. (Name of Issuer)
Common Stock, par value $0.00001 per share (Title of Class of Securities)
21871D103 (CUSIP Number)

Evan Gartenlaub General Counsel Senator Investment Group LP 510 Madison Avenue, 28th Floor New York, New York 10022 (212) 376-4300	Michael L. Gravelle Executive Vice President, General Counsel and Corporate Secretary Cannae Holdings, Inc. 1701 Village Center Circle Las Vegas, NV 89134 (703) 323-7330
With a copy to:

Richard M. Brand Stephen Fraidin Joshua A. Apfelroth Cadwalader, Wickersham & Taft LLP 200 Liberty Street New York, New York 10281 (212) 504-6000	Michael J. Aiello Eoghan P. Keenan Weil, Gotshal & Manges LLP 767 5th Avenue New York, New York 10153 (212) 310-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 22, 2020 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Page 1 of 18 Pages)

CUSIP No. 21871D103	SCHEDULE 13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSON
Senator Investment Group LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
7,941,190

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
7,941,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,941,190

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%(1)

14	TYPE OF REPORTING PERSON
IA, PN

(1)
Calculated based on 79,411,399 shares of common stock, $0.00001 par value per share (the “Common Stock”), of CoreLogic, Inc. (the “Issuer”), outstanding as of April 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 1, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSON
Senator Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
7,941,190

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
7,941,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,941,190

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%(1)

14	TYPE OF REPORTING PERSON
OO

(1)	Calculated based on 79,411,399 shares of Common Stock, outstanding as of April 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 1, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSON
Senator GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
7,941,190

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
7,941,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,941,190

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%(1)

14	TYPE OF REPORTING PERSON
OO

(1)	Calculated based on 79,411,399 shares of Common Stock, outstanding as of April 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 1, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSON
Senator Master GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
7,941,190

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
7,941,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,941,190

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%(1)

14	TYPE OF REPORTING PERSON
OO

(1)	Calculated based on 79,411,399 shares of Common Stock, outstanding as of April 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 1, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSON
Douglas Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
7,941,190

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
7,941,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,941,190

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%(1)

14	TYPE OF REPORTING PERSON
IN

(1)	Calculated based on 79,411,399 shares of Common Stock, outstanding as of April 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 1, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSON
Cannae Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
7,941,190

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
7,941,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,941,190

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%(1)

14	TYPE OF REPORTING PERSON
OO

(1)	Calculated based on 79,411,399 shares of Common Stock, outstanding as of April 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 1, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSON
Cannae Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
7,941,190

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
7,941,190

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,941,190

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%(1)

14	TYPE OF REPORTING PERSON
OO

(1)	Calculated based on 79,411,399 shares of Common Stock, outstanding as of April 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 1, 2020.

CUSIP No. 21871D103	SCHEDULE 13D	Page 9 of 18 Pages
The Reporting Persons (as defined below) hold an aggregate economic interest in 15% of the outstanding shares of Common Stock of the Issuer, consisting of ownership of 8.2% of the outstanding shares of Common Stock of the Issuer, shares of Common Stock underlying Share Contracts (as defined below) equal to 1.8% of the outstanding shares of Common Stock of the Issuer and Cash Settled Swaps (as defined below) referencing 5% of the outstanding shares of Common Stock of the Issuer.  The Reporting Persons therefore beneficially own a sufficient number of shares of Common Stock to call a special meeting of stockholders of the Issuer.
Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of CoreLogic Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 40 Pacifica St., Irvine, California 92618.

Item 2.	IDENTITY AND BACKGROUND
(a)	This Schedule 13D is filed by:

(i) Senator Investment Group LP (“Senator”), with respect to shares of Common Stock directly held by Senator Focused Strategies LP (“SFS”) and Senator Global Opportunity Master Fund LP (“SGOM” and, together with SFS, the “Senator Funds”), with respect to which it acts as investment manager and has investment discretion, and with respect to the shares of Common Stock held directly by Cannae Holdings, LLC (“Cannae Holdings”), a wholly-owned subsidiary of Cannae Holdings, Inc. (“Cannae”), which are subject to the Letter Agreement (as defined below);

(ii) Senator Management LLC (“Senator GP”), with respect to the shares of Common Stock beneficially owned by Senator, with respect to which it acts as the general partner;

(iii) Senator GP LLC (“Senator GP LLC”), with respect to the shares of Common Stock directly held by SGOM, with respect to which it will begin to act as the general partner as of July 1, 2020, and with respect to the shares of Common Stock held directly by SFS and Cannae Holdings, which are subject to the Letter Agreement;

(iv) Senator Master GP LLC (“Senator Master GP”), with respect to the shares of Common Stock  directly held by SFS and SGOM, with respect to which it acts as the general partner, and with respect to the shares of Common Stock held directly by SGOM and Cannae Holdings, which are subject to the Letter Agreement.  Senator Master GP will cease acting as the general partner of  SGOM as of July 1, 2020;

(v) Mr. Douglas Silverman (“Mr. Silverman”), as Chief Executive Officer of Senator;

(vi) Cannae Holdings, Inc. with respect to the shares of Common Stock directly held by Cannae Holdings, and with respect to the shares of Common Stock held directly by the Senator Funds, which are subject to the Letter Agreement; and

(vii) Cannae Holdings, LLC with respect to the shares of Common Stock directly held by it, and with respect to the shares of Common Stock held directly by the Senator Funds, which are subject to the Letter Agreement.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Mr. Silverman indirectly controls each of Senator, Senator GP, Senator GP LLC and Senator Master GP.  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
The Reporting Persons may be deemed members of a “group” (within the meaning of Rule 13d-5 under the Exchange Act, as amended).
The Reporting Persons are party to a Joint Filing Agreement attached as Exhibit 1 hereto.
The name of each executive officer and director of Cannae and Cannae Holdings is set forth on Schedules 2 and 3, respectively, attached hereto (collectively, the “Scheduled Persons,” and each individually a “Scheduled Person”), and incorporated herein by reference. The present principal

CUSIP No. 21871D103	SCHEDULE 13D	Page 10 of 18 Pages

occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each Scheduled Person is set forth on Schedules 2 and 3 attached hereto and incorporated herein by reference.
The filing of this statement shall not be deemed an admission that any Reporting Person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, as amended, or otherwise. Each of the Reporting Persons expressly disclaims beneficial ownership of any of the securities reported herein, except to the extent such Reporting Person actually exercises investment or dispositive power with respect to such securities.
(b)
The address of the business office of each of Senator, Senator GP, Senator GP LLC, Senator Master GP and Mr. Silverman is 510 Madison Avenue, 28th Floor, New York, New York 10022. The address of the business office of each of Cannae, Cannae Holdings is 1701 Village Center Circle, Las Vegas, NV 89134.

(c)
The principal business of each of Senator and Mr. Silverman is investment and/or investment management. The principal business of Senator GP is to act as the general partner of Senator. The principal business of Senator GP LLC is to act as the general partner of SGOM.  The principal business of Senator Master GP is to act as the general partner of SFS.  The principal business of each of Cannae and Cannae Holdings is a diversified holding company which boasts a strong track record of both operating and investing in a diversified range of assets, including Ceridian HCM Holding Inc., Dun & Bradstreet, 99 Restaurants Holdings, LLC, O’Charley’s LLC, Amerilife Group, LLC, and Coding Solutions Topco, Inc. (inclusive of T-System Holding, LLC).  Cannae is a public company listed on the New York Stock Exchange.

(d) & (e)
During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, to the knowledge of Cannae and Cannae Holdings, none of the Scheduled Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)
Senator is a limited partnership organized under the laws of the State of Delaware. Senator GP, Senator GP LLC and Senator Master GP are limited liability companies organized under the laws of the State of Delaware. Mr. Silverman is a United States citizen. Cannae is a corporation organized under the laws of the State of Delaware. Cannae Holdings is a limited liability company organized under the laws of the State of Delaware.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The net investment costs of the Common Stock, the Cash Settled Swaps (as defined below) and the Share Contracts (as defined below) directly owned by

CUSIP No. 21871D103	SCHEDULE 13D	Page 11 of 18 Pages

Senator Funds and Cannae Holdings, including any commissions paid and initial collateral posted with respect thereto, is approximately $522,424,354.83. The source of funding for such transactions was derived from the working capital of SFS. The disclosures set forth in Item 4 and Item 6 are incorporated by reference herein.
Item 4.	PURPOSE OF TRANSACTION
The Reporting Persons believe that the Issuer’s Common Stock is undervalued and represents an attractive investment opportunity.
The Reporting Persons intend to engage in discussions with members of management and the board of directors of the Issuer (the “Board”), other current or prospective stockholders, industry analysts, investment and financing professionals, equity and debt financing sources and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase stockholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's operations, management, Board, governance or capitalization and/or soliciting proxies from other stockholders of the Issuer in connection therewith; acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
The Reporting Persons may seek to call a special meeting of stockholders of the Issuer in connection with the foregoing.
On June 26, 2020, Cannae and Senator delivered a letter to the Board (the “Offer Letter”), pursuant to which Cannae and its affiliates have proposed to acquire 100% of the outstanding shares of Common Stock of the Issuer for a price of $65.00 per share of Common Stock in cash, representing approximately $7 billion in total enterprise value (the “Proposed Transaction”).  In connection with the Proposed Transaction, the Reporting Persons will seek to obtain access to, and review, due diligence materials from the Issuer and conduct discussions with the Issuer regarding the terms of the Proposed Transaction.  Depending on the results of these efforts, the Reporting Persons may change the proposed terms of the Proposed Transaction or determine to accelerate or terminate discussions with respect to the Proposed Transaction without prior notice.
As described in the Offer Letter, Cannae expects to finance the Proposed Transaction and its related fees and expenses with a combination of equity investment that has already been spoken for and third-party debt financing.  Senator and its affiliates also expect to participate as an investor in the Proposed Transaction.  In addition, Cannae and its affiliates have been in discussions with BofA Securities, Inc. (“BofA Securities”) about financing the acquisition and BofA Securities has provided Cannae with a highly confident letter dated June 28, 2020 indicating that BofA Securities is highly confident of its ability as the lead left arranger and bookrunner, to arrange and syndicate the credit facilities in connection with the Proposed Transaction.  The Offer Letter further provides that any definitive

CUSIP No. 21871D103	SCHEDULE 13D	Page 12 of 18 Pages

merger agreement entered into with respect to the Proposed Transaction will not contain any financing contingencies.
The foregoing summary of the Offer Letter is qualified in its entirety by reference to the full text of the Offer Letter, a copy of which is attached hereto as Exhibit 2 and is incorporated by reference herein.
The disclosures set forth in Item 3, Item 5 and Item 6 are incorporated by reference herein.
Item 5.	INTEREST IN SECURITIES OF THE ISSUER
(a)
See rows (11) and (13) of the cover pages to this Schedule 13D, which are incorporated by reference herein, for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon the 79,411,399 shares of Common Stock outstanding as of April 28, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 1, 2020. To Cannae’s and Cannae Holdings’ knowledge, none of the Scheduled Persons beneficially own any shares of Common Stock.

(b)
See rows (7) through (10) of the cover pages to this Schedule 13D, which are incorporated by reference herein, for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)
Except as set forth on Schedule 1 attached hereto, there have been no transactions in the shares of Common Stock during the sixty days prior to the date of this Schedule 13D by any of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Scheduled Persons.

(d)
The Senator Funds and their partners and stockholders have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein in accordance with their respective ownership interests in the Funds. The Senator Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

(e)	Not applicable.
Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Pursuant to a Letter Agreement, dated June 17, 2020 (the “Letter Agreement”), SFS, SGOM and Cannae Holdings have agreed to the following:
•
subject to certain exceptions, neither Cannae Holdings nor any of its affiliates, will trade in, acquire or sell any securities, swaps, or derivative securities of the Issuer until the occurrence of a Termination Event (as defined in the Letter Agreement);

•
subject to certain exceptions, neither SGOM nor any of its affiliates (other than SFS), will trade in, acquire or sell any securities, swaps, or derivative securities of the Issuer until the earlier to occur of a Termination Event or Offer Abandonment (as defined in the Letter Agreement); provided that if SGOM or any of its affiliates (other than SFS) undertakes any such transactions following an Offer Abandonment but prior to a Termination Event,

CUSIP No. 21871D103	SCHEDULE 13D	Page 13 of 18 Pages

Cannae Holdings may elect to participate in such transaction on a pro rata basis, based upon Cannae Holdings’ interest in SFS relative to that of Senator and any of its affiliates;
•
subject to certain exceptions, SFS will not sell any shares of Common Stock or enter into any short position (or purchase any swap or derivative security equivalent to a short position) during the period beginning on the filing of this Schedule 13D and ending upon the earlier of a Termination Event of Offer Abandonment;

•
until the occurrence of a Termination Event, Cannae Holdings will cause all shares of Common Stock held by it or its affiliates to be voted in favor of any nomination or other proposal submitted by SFS, SGOM or their affiliates, against any competing nomination or proposal, and against any proposal which would be reasonably likely to impair the success of a proposal or nomination submitted by SFS, SGOM or their affiliates; and

•
until the earlier to occur of a Termination Event or Offer Abandonment, SFS and SGOM will cause all shares of Common Stock held by such entity or their affiliates to be voted in favor of a Company Transaction (as defined in the Letter Agreement), in favor of any other proposals submitted by Cannae Holdings in connection therewith, and against any proposal that would be reasonably likely to impair the ability of Cannae Holdings to consummate a Company Transaction.

The foregoing summary of the Letter Agreement is qualified in its entirety by reference to the full text thereof, which is attached hereto as Exhibit 3 to this Schedule 13D and is incorporated by reference herein.
SFS has entered into cash-settled total return swaps referencing 3,942,810 shares of Common Stock in the aggregate (the “Cash Settled Swaps”). Under the terms of the swaps, (i) SFS will be obligated to pay to the counterparty any negative price performance of the specified notional number of shares subject to the swaps as of the expiration date of such swaps, plus interest at the rate set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay SFS any positive price performance of the specified notional number of shares subject to the swaps as of the expiration date of the swaps. The counterparty is obligated to make payments to SFS in an amount equal to dividends paid on the specified notional number of shares during the terms of the swaps. All payments under the swaps will be settled in cash. The counterparties to the Cash Settled Swaps are unaffiliated third party financial institutions. The swaps do not give any Reporting Person direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares that may be referenced in the swap contracts or shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.
SFS has also entered into total return swaps (the “Total Return Swaps”) and over-the-counter forward purchase contracts (the “Share Forwards”, together with the Total Return Swaps, the “Share Contracts”) referencing 1,435,000 shares of Common Stock in the aggregate. The Share Contracts may, subject to certain conditions, be either cash-settled or physically-settled at the election of SFS. Under the terms of each Share Contract, if physically-settled, (i) SFS will be obligated to pay to the counterparty the specified price for the specified notional number of shares, plus interest to the counterparty at the rate set forth in the applicable Share Contract and (ii) the counterparty will be obligated to deliver to SFS the specified notional number of shares and to pay to SFS an amount equal to dividends paid on the specified notional number of shares. If cash-settled, SFS and the counterparty will exchange cash payments with respect to the specified notional number of shares, as described in the preceding paragraph relating to Cash-Settled Swaps. The counterparties to the Share Contracts are unaffiliated third party financial institutions. The Share Contracts do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.

CUSIP No. 21871D103	SCHEDULE 13D	Page 14 of 18 Pages

The Reporting Persons are party to a Joint Filing Agreement attached as Exhibit 1 hereto.
The disclosures set forth in Item 3, Item 4 and Item 5 are incorporated by reference herein.
Item 7.	MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.
Exhibit 2: Letter from Cannae and Senator to the Board of Directors of CoreLogic, Inc., dated June 26, 2020.
Exhibit 3: Letter Agreement, dated June 17, 2020, by and among Senator Focused Strategies LP, Senator Global Opportunity Master Fund LP, and Cannae Holdings.

CUSIP No. 21871D103	SCHEDULE 13D	Page 15 of 18 Pages

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: June 30, 2020
SENATOR INVESTMENT GROUP LP

/s/ Evan Gartenlaub

Name: Evan Gartenlaub
Title: General Counsel
SENATOR MANAGEMENT LLC

/s/ Evan Gartenlaub

Name: Evan Gartenlaub
Title: General Counsel
SENATOR GP LLC

/s/ Evan Gartenlaub

Name: Evan Gartenlaub
Title: General Counsel
SENATOR MASTER GP LLC

/s/ Evan Gartenlaub

Name: Evan Gartenlaub
Title: General Counsel

/s/ Evan Gartenlaub as Attorney-in-Fact*

DOUGLAS SILVERMAN

CANNAE HOLDINGS, INC.

/s/ Michael L. Gravelle

Name: Michael L. Gravelle
Title: Executive Vice President, General Counsel and Corporate Secretary
CANNAE HOLDINGS, LLC

/s/ Michael L. Gravelle

Name: Michael L. Gravelle
Title: Managing Director, General Counsel and Corporate Secretary
* Pursuant to a Power of Attorney attached to the Schedule 13G filed on April 24, 2013 by Senator Investment Group LP in respect of its ownership in Tamino Corporation.

CUSIP No. 21871D103	SCHEDULE 13D	Page 16 of 18 Pages

Schedule 1
TRADING DATA
Name	Trade Date	Buy/Sell	No. of Shares / Quantity	Unit Cost	Strike Price	Trade Amount	Security	Expiration Date
Senator Focused Strategies LP	6/11/2020	Buy to Open	300,000	$46.28(a)	N/A	13,884,930	Common Stock	N/A
Senator Focused Strategies LP	6/12/2020	Buy to Open	47,988	$ 45.66(b)	N/A	2,191,116	Common Stock	N/A
Senator Focused Strategies LP	6/12/2020	Buy to Open	97,012	$ 46.26(c)	N/A	4,487,526	Common Stock	N/A
Senator Focused Strategies LP	6/12/2020	Buy to Open	55,000	$ 47.71(d)	N/A	2,624,012	Common Stock	N/A
Senator Focused Strategies LP	6/15/2020	Buy to Open	200,000	$ 47.02	N/A	N/A	OTC Equity Forward	11/17/2022
Senator Focused Strategies LP	6/16/2020	Buy to Open	200,000	$ 49.33	N/A	N/A	OTC Equity Forward	11/17/2022
Senator Focused Strategies LP	6/17/2020	Buy to Open	200,000	$ 49.34	N/A	N/A	OTC Equity Forward	11/17/2022
Senator Focused Strategies LP	6/22/2020	Buy to Open	33,952	$ 49.81(e)	N/A	1,690,983	Common Stock	N/A
Senator Focused Strategies LP	6/22/2020	Buy to Open	206,021	$ 50.76(f)	N/A	10,457,367	Common Stock	N/A
Senator Focused Strategies LP	6/22/2020	Buy to Open	160,027	$ 51.49(g)	N/A	8,239,706	Common Stock	N/A
Senator Focused Strategies LP	6/23/2020	Buy to Open	200,000	$ 52.88	N/A	N/A	OTC Equity Forward	11/17/2022
Senator Focused Strategies LP	6/23/2020	Buy to Open	29,800	$ 51.78(h)	N/A	1,543,031	Common Stock	N/A
Senator Focused Strategies LP	6/23/2020	Buy to Open	45,200	$ 52.71(i)	N/A	2,382,363	Common Stock	N/A
Senator Focused Strategies LP	6/24/2020	Buy to Open	375,000	$ 52.82	N/A	N/A	OTC Equity Forward	7/26/2021
Senator Focused Strategies LP	6/24/2020	Buy to Open	100,000	$ 52.84	N/A	N/A	OTC Equity Forward	7/26/2021
Senator Focused Strategies LP	6/25/2020	Buy to Open	310,000	$ 52.76	N/A	N/A	OTC Equity Forward	7/26/2021
Senator Focused Strategies LP	6/25/2020	Buy to Open	100,000	$ 52.60	N/A	N/A	OTC Equity Forward	7/26/2021
Senator Focused Strategies LP	6/25/2020	Buy to Open	15,000	$ 53.04(j)	N/A	795,534	Common Stock	N/A
Senator Focused Strategies LP	6/26/2020	Buy to Open	350,000	$ 67.60	N/A	N/A	OTC Equity Forward	11/17/2022
Senator Focused Strategies LP	6/26/2020	Buy to Open	552,247	$ 65.28(k)	N/A	36,052,426	Common Stock	N/A
Senator Focused Strategies LP	6/26/2020	Buy to Open	740,418	$ 66.23(l)	N/A	49,034,607	Common Stock	N/A
Senator Focused Strategies LP	6/26/2020	Buy to Open	437,276	$ 67.54(m)	N/A	29,535,278	Common Stock	N/A
Senator Focused Strategies LP	6/26/2020	Buy to Open	356,249	$ 68.07(n)	N/A	24,248,227	Common Stock	N/A

(a) The price above represent the weighted average purchase price. Trades were executed at prices ranging from $45.50 - 46.46.
(b) The price above represent the weighted average purchase price. Trades were executed at prices ranging from $44.86 - $45.86.
(c) The price above represent the weighted average purchase price. Trades were executed at prices ranging from $45.87 - $46.84.
(d) The price above represent the weighted average purchase price. Trades were executed at prices ranging from $47.62 - $47.85.
(e) The price above represent the weighted average purchase price. Trades were executed at prices ranging from $49.08 - $50.08.
(f) The price above represent the weighted average purchase price. Trades were executed at prices ranging from $50.09 - $51.09.
(g) The price above represent the weighted average purchase price. Trades were executed at prices ranging from $51.10 - $51.86.
(h) The price above represent the weighted average purchase price. Trades were executed at prices ranging from $51.41 - $52.4.
(i) The price above represent the weighted average purchase price. Trades were executed at prices ranging from $52.41 - $53.16.
(j) The price above represent the weighted average purchase price. Trades were executed at prices ranging from $52.84 - $53.19.
(k) The price above represent the weighted average purchase price. Trades were executed at prices ranging from $64.75 - $65.75.
(l) The price above represent the weighted average purchase price. Trades were executed at prices ranging from $65.77 - $66.75.
(m) The price above represent the weighted average purchase price. Trades were executed at prices ranging from $66.76 - $67.76.
(n) The price above represent the weighted average purchase price. Trades were executed at prices ranging from $67.77 - $68.27.

CUSIP No. 21871D103	SCHEDULE 13D	Page 17 of 18 Pages

Schedule 2
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of
CANNAE HOLDINGS, INC.
The name, business address and present principal occupation or employment of each of the directors and executive officers of Cannae Holdings, Inc. are set forth below.  Unless otherwise indicated, the business address of each director and executive officer is c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, Nevada 89134.  Unless otherwise indicated, each director and executive officer is a citizen of the United States.

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Hugh R. Harris	Director at Cannae Holdings
C. Malcolm Holland
Director at Cannae Holdings, founder, Chief Executive officer and Chairman of the Board of Veritex Holdings, Inc. and Chairman of the Board, Chief Executive Officer and President of Veritex Bank
c/o Veritex Community Bank
8214 Westchester Drive
Suite 800
Dallas, TX 75225

Mark D. Linehan	Director at Cannae Holdings, President and Chief Executive Officer of Wynmark Company Wynmark Company 1125 Vereda del Ciervo Goleta, CA 93117
William P. Foley, II
Chairman of the Board of Cannae Holdings, Managing Member and a Senior Managing Director of Trasimene Capital Management, LLC, and Founder and Chairman of the Board of Directors of Fidelity National Financial, Inc.

Frank R. Martire	Director of Cannae Holdings Executive Chairman of NCR Corporation and Lead Independent Director of J. Alexander’s Holdings, Inc. NCR 864 Spring Street. Atlanta, GA 30308
Richard N. Massey
Director and Chief Executive Officer of Cannae Holdings, Senior Managing Director of Trasimene Capital Management, LLC and partner of Westrock capital Partners and Bear State Advisors
Bear State Financial
900 S. Shackleford Rd., Suite 710
Little Rock, AR 72211

Erika Meinhardt	Director at Cannae Holdings and Executive Vice President of Fidelity National Financial, Inc. Fidelity National Financial, Inc. 601 Riverside Avenue Jacksonville FL 32204
James B. Stallings, Jr.	Director at Cannae Holdings and Managing Partner of PS27 Ventures, LLC 7835 Bayberry Road Jacksonville, FL 32256
Frank P. Willey	Director at Cannae Holdings, Partner with the law firm of Hennelly & Grossfeld, LLP and Director of Pennymac Mortgage Investment Trust

CUSIP No. 21871D103	SCHEDULE 13D	Page 18 of 18 Pages

Schedule 3
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of
CANNAE HOLDINGS, LLC.
The name, business address and present principal occupation or employment of each of the directors and executive officers of Cannae Holdings, LLC are set forth below.  Unless otherwise indicated, the business address of each director and executive officer is c/o Cannae Holdings, LLC., 1701 Village Center Circle, Las Vegas, Nevada 89134.  Unless otherwise indicated, each director and executive officer is a citizen of the United States.

Name	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
William P. Foley, II	Senior Managing Director of Cannae Holdings, LLC
Brent B. Bickett	Managing Director of Cannae Holdings, LLC
Richard L. Cox	Managing Director and Chief Financial Officer of Cannae Holdings, LLC
David W. Ducommun	Managing Director, Corporate Finance of Cannae Holdings, LLC
Michael L. Gravelle	Managing Director, General Counsel and Corporate Secretary